UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Vertrue Incorporated

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

92534N101

(CUSIP Number)

Thomas W. Smith
323 Railroad Avenue
Greenwich, CT 06830
(203) 661-1200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with copies to:

Jeffrey N. Ostrager
Curtis, Mallet-Prevost, Colt & Mosle LLP
101 Park Avenue
New York, New York 10178
(212) 696-6000

July 11, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 92534N101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Thomas W. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,243
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,243
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 92534N101

NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Scott J. Vassalluzzo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 92534N10

NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Prescott Associates L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION New York Limited Partnership
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

Explanatory Note:

The following constitutes Amendment No. 4 to the joint filing on Schedule 13D by Thomas W. Smith and Scott J. Vassalluzzo originally filed with the Securities and Exchange Commission on November 23, 2003, as amended by Amendment No. 1 filed on May 18, 2004, Amendment No. 2 filed on December 31, 2004, and Amendment No. 3 filed on June 22, 2007 (the "Schedule 13D"). The Schedule 13D is being further amended to: (i) report the closing of the sale by the reporting persons of 1,805,778 shares of common stock, $0.01 par value (“Common Stock”) of Vertrue Incorporated, a Delaware corporation (the “Issuer”); and (ii) report that each of the reporting persons no longer beneficially owns more than five percent of the Issuer’s Common Stock.

The Schedule 13D is hereby amended as follows:

Item 4.   Purpose of Transaction

The information in Item 4 of the Schedule 13D is hereby amended and supplemented by the following information:

On July 11, 2007, the Reporting Persons and Brencourt consummated the transaction contemplated by the Brencourt Letter Agreement. At the closing, the Reporting Persons sold to one or more funds managed by Brencourt an aggregate of 1,805,778 shares of Common Stock of the Issuer for a price of $48.907 per share.

Item 5.   Interest in Securities of the Issuer

The information in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons (based on the 9,818,022 shares of Common Stock reported as outstanding on July 3, 2007 in the Issuer's Form 8-K filed with the SEC on July 6, 2007) is as follows: Mr. Smith - 1,243 shares (0%).

(b)  Mr. Smith has the sole power to dispose of or direct the disposition of 1,243 shares of Common Stock.

(c)  The disclosure set forth in Item 4 is incorporated by reference herein.

(d) The owners of the Managed Accounts have the right to receive dividends from, and the proceeds from the sale of shares of, the 1,243 shares of Common Stock.

(e) As of July 11, 2007, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock.

Item 7. Material to Be Filed as Exhibits

1. Agreement relating to the joint filing of this statement on Schedule 13D/A dated July 12, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 12, 2007

/s/ Thomas W. Smith
Thomas W. Smith

/s/ Scott J. Vassalluzzo
Scott J. Vassalluzzo

PRESCOTT ASSOCIATES L.P.

/s/ Thomas W. Smith
By: Thomas W. Smith
Its: General Partner

Exhibit 1

Joint Filing Agreement

The undersigned agree that the foregoing statement on Schedule 13D/A, dated July 12, 2007, is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k).

Dated: July 12, 2007
/s/ Thomas W. Smith
Thomas W. Smith

/s/ Scott J. Vassalluzzo
Scott J. Vassalluzzo

PRESCOTT ASSOCIATES L.P.

/s/ Thomas W. Smith
By: Thomas W. Smith
Its: General Partner